Exhibit 1

2021

2nd Quarter Results

Mexico City, July 27, 2021
NYSE: VIST
BMV: VISTA

Vista Oil & Gas Results of the Second Quarter of 2021

July 27, 2021, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the three-month period ended June 30, 2021.

Q2 2021 highlights:

•

Q2 2021 total production was 39,888 boe/d, a 17% increase q-o-q and a 67% increase compared to Q2 2020 total production. Oil production in Q2 2021 increased 19% q-o-q to 31,539 bbl/d, mainly driven by production growth in the Bajada del Palo development, where we tied-in pad #7 in March.

•	In Q2 2021, our shale production was 24,662 boe/d, which corresponds entirely to shale oil wells in Bajada del Palo Oeste.

•

Revenues in Q2 2021 were 165.3 $MM, a 43% increase compared to the 115.9 $MM generated in Q1 2021, and a 223% increase compared to the 51.2 $MM generated in Q2 2020, mainly driven by the aforementioned oil production increase and by an increase in the average realized crude oil prices. In Q2 2021, we exported 17% of our oil volumes.

•	In Q2 2021, the average realized crude oil price was 54.9 $/bbl, a 21% increase compared to Q1 2021, and a 107% increase compared to the average realized crude oil price of Q2 2020.

•

Realized natural gas price for Q2 2021 was 3.5 $/MMBTU, resulting in a 59% increase y-o-y, mainly driven by Plan Gas winter price of 4.1 $/MMBTU, applicable to approximately 60% of gas sales volumes starting in May 2021.

•

Lifting cost was 7.3 $/boe in Q2 2021, representing a 15% decrease compared to the average lifting cost per boe in Q2 2020 and a 3% decrease compared the previous quarter, mainly driven by the increase in total production, which continues absorbing our fixed cost base.

•

Adjusted EBITDA for Q2 2021 was 102.3 $MM, a 75% increase q-o-q and a 904% increase compared to Q2 2020, driven by an increase in revenues amid stable costs. During Q2 2021, we recorded an Adjusted EBITDA margin of 62%, 42p.p. and 12p.p. above Q2 2020 and Q1 2021, respectively.

•

In late June 2021, we tied-in our 4-well pad #8 in Bajada del Palo Oeste. We completed this pad with a total of 214 stages and an average lateral length of 2,611 mts. The drilling and completion cost of pad #8 was 9.5 $MM per well, resulting in savings of 45% compared to 17.4 $MM in pad #1 (in both cases, normalized to a 2,800-meter and 47 frac stages well). Additionally, we are currently finishing drilling the fourth well of pad #9 in Bajada del Palo Oeste, which will be completed and tied-in late in Q3 2021.

•	In Q2 2021, capex was 74.6 $MM, in line with our 2021 guidance and reflecting the completion of our third pad for the year in Bajada del Palo Oeste (pad #8).

•

In Q2 2021, we achieved positive free cash flow of 35.5 $MM. In addition, cash flow from operations was 116.0 $MM, while cash flow used in investing activities reached 80.5 $MM for the quarter. Financing activities totaled a cash inflow of 37.8 $MM, which includes debt repayments of 30.6 $MM and 71.4 $MM raised in bond issuances in the Argentine capital markets to pre-finance Q3 2021 debt maturities.

•	Cash at the end of Q2 2021 was 236.7 $MM. Gross debt totaled 605.1 $MM as of quarter end, resulting in a net debt of 368.4 $MM.

•

Q2 2021 net profit was 5.5 $MM, impacted by: (a) higher Adjusted EBITDA as discussed above, (b) financial results for a total loss of 18.8 $MM, compared to a loss 9.2 $MM in Q2 2020, and (c) an income tax expense of 26.9 $MM compared 8.3 $MM in Q2 2020.

Business development activity:

•

On June 24, the Province of Neuquén approved the addendum to the JV agreement reflecting the sale for our remaining 10% working interest in the Coirón Amargo Sur Oeste concession to Shell Argentina, corresponding to 1,644 acres, for 21.5 $MM, payable in the following manner: (i) 15 $MM in cash, and (ii) 6.5 $MM as carry for the extension of infrastructure works for the collection and supply of water, which is operated by Shell and supplies Vista’s operation. This transaction has retroactive effects to April 1, 2021.

•

On June 28, we established a joint venture and signed an investment agreement with Trafigura Argentina for the joint development of 5 pads of 4 wells each in Bajada del Palo Oeste. The price tag was 5 $MM per pad, adding to 25 $MM. Vista remains operator and 100% title holder of the Bajada del Palo concession. Vista and Trafigura hold 80% and 20% working interest, respectively, of capex and production. Trafigura will pay to Vista an operator fee that covers all direct and indirect costs associated with its production.

Recent developments:

•	During July 2021, we repaid 45 $MM corresponding to our term loan, drew 24 $MM from our Argentine banks credit line and announced the repayment of 50 $MM corresponding to our ON class 1 bullet bond.

Vista Oil & Gas Q2 2021 results

Production

Total average net daily production

	Q2-21	Q1-21	Q2-20	▲ y/y	▲ q/q
Total (boe/d)	39,888	34,067	23,817	67%	17%
Oil (bbl/d)	31,539	26,436	15,672	101%	19%
Natural Gas (MMm3/d)	1.26	1.14	1.20	5%	10%
NGL (bbl/d)	419	435	606	(31)%	(4)%

Average daily production during Q2 2021 was 39,888 boe/d, comprised of 31,539 bbl/d of oil, representing 79% of total production, 1.26 MMm3/d of natural gas and 419 boe/d of NGL.

Total operated production during Q2 2021 was 39,563 boe/d, which amounts to 99% of total production. Total shale production was 24,662 boe/d, which corresponds entirely to shale oil wells in Bajada del Palo Oeste.

Q2 2021 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Net production per concession		31,539	1.26	419	39,888	100%

Entre Lomas	100%	3,361	0.20	365	5,014	13%
Bajada del Palo Este	100%	419	0.07	45	876	2%
Bajada del Palo Oeste (conventional)	100%	642	0.25	—	2,244	6%
Bajada del Palo Oeste (shale)	100%	21,553	0.49	—	24,662	62%
Agua Amarga	100%	254	0.03	9	458	1%
25 de Mayo-Medanito	100%	2,492	0.04	—	2,769	7%
Jagüel de los Machos	100%	2,346	0.12	—	3,098	8%
Coirón Amargo Norte	84.6%	283	0.00	—	288	1%
Águila Mora (shale)	90%	—	0.00	—	—	0%
Acambuco (non-operated)	1.5%	18	0.02	—	157	0%
Concessions CS-01, A-10 and TM-01 (Mexico)	50%	169	0.02	—	323	1%

During Q2 2021, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) concessions represented 13% of total production, 25 de Mayo-Medanito and Jagüel de los Machos concessions represented 15%, Bajada del Palo Oeste represented 67%, Bajada del Palo Este represented 2%, Agua Amarga (Jarilla Quemada and Charco del Palenque concessions) represented 1%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from concessions in Mexico represented 1% of total average daily production. The remaining production came from Acambuco, a non-operated concession in Argentina. For further information on production, please see Annex “Historical operational data”.

Revenues

Total Revenues

Revenues per product - in $MM	Q2-21	Q1-21	Q2-20	▲ y/y	▲ q/q
Total	165.3	115.9	51.2	223%	43%
Oil	149.9	107.2	41.7	259%	40%
Natural Gas	14.5	7.9	8.6	68%	84%
NGL	0.93	0.82	0.87	7%	14%

Average Realized Prices

Product	Q2-21	Q1-21	Q2-20	▲ y/y	▲ q/q
Oil ($/bbl)	54.9	45.5	26.5	107%	21%
Natural Gas ($/MMBTU)	3.5	2.0	2.2	59%	75%
NGL ($/tn)	314	244	185	70%	28%

During Q2 2021, total revenues were 165.3 $MM, 223% higher than Q2 2020 and 43% higher q-o-q, driven by the increase in crude oil production and realized oil prices.

Crude oil revenues in Q2 2021 totaled 149.9 $MM, representing 90.7% of total revenues, a 259% increase compared to Q2 2020, and a 40% increase compared to Q1 2021, in both cases mainly driven by the boost in shale oil production from Bajada del Palo Oeste. During Q2 2021, we exported 17% of crude oil volumes, while the remaining 83% was sold to domestic refineries in Argentina. Total oil sales volumes during Q2 2021 were 2,731 Mbbl. Our average realized oil price was 54.9 $/bbl, 107% above Q2 2020 and 21% above Q1 2021.

Natural gas revenues represented 8.8% of total revenues. During Q2 2021, sales were made to industrial clients, representing 30% of total natural gas sales, at an average realized price of 3.2 $/MMBTU, 40% to distribution companies and CNG clients at an average price of 3.7 $/MMBTU, while the remaining 30% of sales were made to the power generation segment at an average price of 3.6 $/MMBTU. The average realized natural gas price for the quarter was 3.5 $/MMBTU, a 59% increase compared to Q2 2020, including the impact of Plan Gas winter price of 4.1 $/MMBTU applicable to approximately 60% of gas sales volumes starting in May 2021.

NGL sales were 0.9 $MM during Q2 2021, representing 0.6% of total sales. NGL volumes were allocated to the Argentine market at an average price of 314 $/ton.

Lifting Cost

	Q2-21	Q1-21	Q2-20	▲ y/y	▲ q/q
Lifting Cost ($MM)	26.5	23.1	18.6	43%	14%
Lifting cost ($/boe)	7.3	7.5	8.6	(15)%	(3)%

Total lifting cost during Q2 2021 was 26.5 $MM, a 43% increase y-o-y and a 14% increase q-o-q, partially driven by increasing oilfield activity, but also by the impact of the appreciation of the Argentine Peso in real terms on our Peso-denominated operating contracts.

Lifting cost per boe was 7.3 $/boe, a 15% decrease compared to Q2 2020, and a 3% decrease compared to Q1 2021, in both cases impacted by the production increase in Bajada del Palo Oeste, which continues to absorb our fixed cost base.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q2-21	Q1-21	Q2-20	▲ y/y	▲ q/q
Net (loss) / profit for the period	5.5	4.9	(39.2)

(+) Income tax expense / (benefit)	26.9	3.8	8.3
(+) Financial results, net	18.8	4.6	9.2

Operating profit	51.2	13.2	(21.7)

(+) Depreciation, depletion and amortization	51.0	44.7	30.4
(+) Restructuring and Reorganization expenses and others	0.1	0.4	1.4

Adjusted EBITDA (1)	102.3	58.3	10.2	904%	75%

Adjusted EBITDA Margin (%) (2)	62%	50%	20%	+42p.p.	+12p.p.

(1)

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

(2)	Change expressed as a difference in percentage points.

Adjusted EBITDA was 102.3 $MM in Q2 2021, a 904% increase compared to Q2 2020. Adjusted EBITDA was boosted by higher revenues amid stable costs, as well as a 4.5 $MM net impact in other operating income from the first pad of the Trafigura JV, leading to a 75% growth q-o-q.

Adjusted EBITDA margin was 62%, improving 12p.p. q-o-q and 42p.p. vis-à-vis Q2 2020. This increase in Adj. EBITDA margin reflects higher revenues and our successful efforts to optimize costs.

Net Profit / Loss

Q2 2021 net profit was 5.5 $MM, impacted by: (a) higher Adjusted EBITDA as discussed above, (b) financial results for a total loss of 18.8 $MM, compared to a loss of 9.2 $MM in Q2 2020, and (c) an increase in income tax expense to 26.9 $MM compared 8.3 $MM in Q2 2020, mainly impacted by (i) the increase in the Argentine income tax rate from 25% to 35%, (ii) the nominal depreciation of the Argentine peso with respect to the US dollar affecting the Company’s tax deductions of non-monetary assets and the generation of tax losses, and (iii) the application of the tax adjustment for inflation in Argentina.

Capex

Capex during Q2 2021 was 74.6 $MM. We invested 61.0 $MM in Bajada del Palo Oeste, of which 51.0 $MM correspond to drilling and completion of wells and 10.0 $MM to development facilities, G&G studies and others. Additionally, capex in conventional assets, non-operated assets, other facilities and G&G studies, accounted for the remaining 13.6 $MM.

Financial overview

During Q2 2021, we maintained a solid balance sheet, with a cash position at the end of the quarter of 236.7 $MM. We achieved a strong cash flow from operating activities of 116.0 $MM, a 217% increase q-o-q and a 336% increase y-o-y. In addition, cash flow used in investing activities was 80.5 $MM, with capex at 74.6 $MM, as detailed above. This resulted in a positive free cash flow of 35.5 $MM for the quarter (1).

Cash flow from financing activities had an inflow of 37.8 $MM which includes debt repayments of 30.6 $MM. Also, in Q2 2021 we raised 71.4 $MM in two-series bond issuances in the Argentine capital markets, as follows:

•	ON class IX: we issued a 38.8 $MM bond, in Argentine Pesos, dollar-linked, 24 months bullet, with a 4.00% coupon paid quarterly.

•	ON class X: we issued a 32.6 $MM bond, in Argentine Pesos, inflation-adjusted, 45 months bullet, with a 4.00% coupon paid quarterly.

Gross debt totaled 605.1 $MM as of quarter end, resulting in a net debt of 368.4 $MM.

(1)	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON class I	Vista Oil & Gas Argentina S.A.U.	07/31/19	07/31/21	50	Bullet at maturity	7.88%	USD	BCBA Argentina
ON class II	Vista Oil & Gas Argentina S.A.U.	08/07/19	08/07/22	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON class III	Vista Oil & Gas Argentina S.A.U.	02/21/20	02/21/24	50	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class IV	Vista Oil & Gas Argentina S.A.U.	08/07/20	02/07/22	10	Bullet at maturity	BADLAR + 1.37%	ARS	BCBA Argentina
ON class V(1)	Vista Oil & Gas Argentina S.A.U.	08/07/20	08/07/23	30	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina
ON class VI	Vista Oil & Gas Argentina S.A.U.	12/04/20	12/04/24	10	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Oil & Gas Argentina S.A.U.	03/10/21	03/10/24	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII (2)	Vista Oil & Gas Argentina S.A.U.	03/10/21	09/10/24	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina
ON class IX	Vista Oil & Gas Argentina S.A.U.	06/18/21	06/18/23	38.8	Bullet at maturity	4.00%	ARS in USD-linked	BCBA Argentina
ON class X(3)	Vista Oil & Gas Argentina S.A.U.	06/18/21	03/18/25	32.6	Bullet at maturity	4.00%	ARS	BCBA Argentina

(2)	20 $MM were issued on August 7, 2020 at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020 at a price of $ 0.9685
(3)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA

(4)	32.6 $MM were issued on June 18, 2021, equivalent to 39,093,997 UVA at a price of 1.0000 Argentine Pesos per UVA

Environmental, Social and Governance (ESG)

During Q1 2021 we finished a baseline study to determine the scope 1 and 2 greenhouse gas emissions produced by our operations in 2019 and 2020. This study provides granularity at the asset-level and identifies main offenders, to give way to an actionable reduction plan. Leveraging on this study, we defined a plan to be executed in H2 2021 aimed at reducing 100% emissions generated by the incremental production embedded in our 2021 annual work program. On this basis, we expect to reduce emissions intensity to approximately 29 kg CO2e per boe in 2021, which would imply a 30% reduction y-o-y.

We are also developing a multi-year action plan to reduce GHG emissions and set short, medium and long-term corporate reduction goals consistent with the 2015 Paris Agreement. These goals will be presented with our next sustainability report.

Other ESG highlights for Q2 2021:

•	58% of new hires year-to-date were women, increasing share of women from 14% at year-end 2020 to 17% at Q2 2021

•	We continue to support social investment in the town of Catriel, Río Negro. In Q2 2021 we assigned company premises to be used as a Covid-19 vaccination center

•	In Catriel we also completed first stage of 8 km bicycle lane project. The total investment in this project is estimated at 120 $M, of which we have executed approximately 40%.

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Total production by field (boe/d)	39,888	34,067	30,648	25,394	23,817

Entre Lomas	5,014	4,846	5,224	5,629	6,289
Bajada del Palo Este	876	885	896	830	1,036
Bajada del Palo Oeste (conventional)	2,244	2,546	3,135	3,327	3,679
Bajada del Palo Oeste (shale)	24,662	18,794	14,488	8,320	5,065
Agua Amarga (Jarilla Quemada, Charco del Palenque)	458	486	488	373	476
25 de Mayo-Medanito	2,769	2,591	2,460	2,663	2,881
Jagüel de los Machos	3,098	3,144	3,123	3,313	3,525
Coirón Amargo Norte	288	265	282	366	268
Águila Mora (shale)	0.0	0	0	0	0
Acambuco	157	163	174	173	178
Coirón Amargo Sur Oeste (shale)	0	72	76	88	102
CS-01	155	100	127	140	163
A-10	151	168	174	173	152
TM-01	17	6	0	0	4

Crude oil production by field (boe/d)(2)	31,539	26,436	23,056	17,534	15,672

Entre Lomas	3,361	3,315	3,434	3,415	3,716
Bajada del Palo Este	419	385	369	353	463
Bajada del Palo Oeste (conventional)	642	672	866	819	916
Bajada del Palo Oeste (shale)	21,553	16,613	13,022	7,251	4,508
Agua Amarga (Jarilla Quemada, Charco del Palenque)	254	249	230	119	182
25 de Mayo-Medanito	2,492	2,432	2,308	2,507	2,741
Jagüel de los Machos	2,346	2,318	2,344	2,505	2,645
Coirón Amargo Norte	283	261	266	326	222
Águila Mora (shale)	0	0	0	0	0
Acambuco	18	22	23	23	25
Coirón Amargo Sur Oeste (shale) (1)	0	67	70	80	92
CS-01	153	98	124	137	159
A-10	0	0	0	0	0
TM-01	17	6	0	0	4

Natural Gas production by field (boe/d)(3)	7,930	7,196	7,073	7,273	7,539

Entre Lomas	1,288	1,166	1,345	1,685	2,018
Bajada del Palo Este	412	442	468	430	533
Bajada del Palo Oeste (conventional)	1,601	1,874	2,269	2,508	2,763
Bajada del Palo Oeste (shale)	3,109	2,181	1,466	1,069	557
Agua Amarga (Jarilla Quemada, Charco del Palenque)	194	225	245	244	284
25 de Mayo-Medanito	277	159	151	156	140
Jagüel de los Machos	752	826	779	807	879
Coirón Amargo Norte	4	4	16	40	46
Águila Mora (shale)	0	0	0	0	0
Acambuco	140	141	151	150	154
Coirón Amargo Sur Oeste (shale) (1)	0	6	6	7	10
CS-01	3	2	3	3	4
A-10	151	168	174	173	152
TM-01	0	0	0	0	0

NGL production by field (boe/d)	419	435	518	587	606

Entre Lomas	365	366	445	529	555
Bajada del Palo Este	45	57	60	48	41
Bajada del Palo Oeste (conventional)	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	9	12	13	10	10

Notes:

(1)

On June 24, the Province of Neuquén approved the addendum to the JV agreement reflecting the sale for our remaining 10% working interest in Coirón Amargo Sur Oeste concession to Shell Argentina. This transaction has retroactive effects to April 1, 2021.

(2)	Acambuco includes condensate.
(3)	Excludes natural gas consumption, flared or reinjected natural gas.

Concession summary

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale / Conventional	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	Shale / Conventional	Neuquina	Argentina
Agua Amarga	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	Conventional	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
CS-01	50%	Operated	Conventional	Del Sureste	México
A-10	50%	Non-operated	Conventional	Del Sureste	México
TM-01	50%	Non-operated	Conventional	Tampico-Misantla	México

Vista Oil & Gas S.A.B. de C.V.

Bajada del Palo Oeste operational data

Shale oil wells detail

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46
2211	#8	Organic	2,596	53
2212	#8	La Cocina	2,576	53
2213	#8	Organic	2,608	54
2214	#8	La Cocina	2,662	54

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20
Total Revenues	165,277	115,901	79,536	69,863	51,219
Oil	149,862	107,202	72,461	60,438	41,712
Natural Gas	14,486	7,884	6,213	8,609	8,640
NGL and others	929	815	862	816	867

Cost of Sales	(97,464)	(85,856)	(73,952)	(70,934)	(58,623)

Operating expenses	(26,468)	(23,140)	(22,589)	(23,032)	(18,564)
Stock fluctuation	1,760	(3,100)	5,529	598	(3,481)
Depreciation, depletion and amortization	(51,016)	(44,730)	(44,883)	(38,876)	(30,447)
Royalties	(21,740)	(14,886)	(12,009)	(9,624)	(6,131)

Gross profit	67,813	30,045	5,584	(1,071)	(7,404)

Selling expenses	(10,990)	(7,412)	(6,137)	(5,434)	(6,300)
General and administrative expenses	(11,070)	(8,851)	(7,259)	(9,063)	(8,229)
Exploration expenses	(125)	(159)	(106)	(241)	(168)
Other operating income	5,865	649	342	1,380	1,698
Other operating expenses	(294)	(1,049)	(761)	(1,690)	(1,285)
Impairment of long-lived assets	—	—	(9,484)	(4,954)	—

Operating profit (loss)	51,199	13,223	(17,821)	(21,073)	(21,688)

Adjusted EBITDA Reconciliation ($M)	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20
Net (loss) / profit for the period	5,505	4,858	(13,812)	(28,402)	(39,203)

(+) Income tax	26,903	3,758	(17,435)	(5,552)	8,304
(+) Financial results, net	18,791	4,607	13,426	12,881	9,211

Operating profit (loss)	51,199	13,223	(17,821)	(21,073)	(21,688)

(+) Depreciation, depletion and amortization	51,016	44,730	44,883	38,876	30,447
(+) Restructuring and Reorganization expenses and others	128	387	(636)	1,465	1,430
(+) Impairment of long-lived assets	—	—	9,484	4,954	—

Adjusted EBITDA	102,343	58,340	35,910	24,222	10,189

Adjusted EBITDA Margin (%)	62%	50%	45%	35%	20%

	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20
Lifting Cost ($MM)	26.5	23.1	22.6	23.0	18.6
Lifting cost ($/boe)	7.3	7.5	8.0	9.9	8.6

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of June 30, 2021	As of December 31, 2020
Property, plant and equipment	1,047,694	1,002,258
Goodwill	28,450	28,484
Other intangible assets	20,227	21,081
Right-of-use assets	20,745	22,578
Trade and other receivables	11,254	29,810
Deferred income tax assets	80	565
Total non-current assets	1,128,450	1,104,776
Inventories	13,138	13,870
Trade and other receivables	67,026	51,019
Cash, bank balances and other short-term investments	236,671	202,947
Total current assets	316,835	267,836
Assets held for sale	12,891	—

Total assets	1,458,176	1,372,612

Deferred income tax liabilities	146,384	135,567
Lease liabilities	14,725	17,498
Provisions	22,044	23,909
Borrowings	425,720	349,559
Warrants	1,714	362
Employee benefits	5,887	3,461
Total non-current liabilities	616,474	530,356
Provisions	1,747	2,084
Lease liabilities	7,334	6,183
Borrowings	179,367	190,227
Salaries and social security payable	8,697	11,508
Income tax liability	3,635	—
Other taxes and royalties payable	8,359	5,117
Accounts payable and accrued liabilities	109,091	118,619
Total current liabilities	318,230	333,738
Liabilities directly associated with assets held for sale	1,715	—

Total liabilities	936,419	864,094

Total equity	521,757	508,518

Total liabilities and equity	1,458,176	1,372,612

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2021	For the period from April 1st to June 30, 2020
Revenue from contract with customers	165,277	51,219
Revenues from crude oil sales	149,862	41,712
Revenues from natural gas sales	14,486	8,640
Revenues from NGL	929	867
Cost of sales	(97,464)	(58,623)
Operating expenses	(26,468)	(18,564)
Crude oil stock fluctuation	1,760	(3,481)
Depreciation, depletion and amortization	(51,016)	(30,448)
Royalties	(21,740)	(6,130)

Gross profit	67,813	(7,404)

Selling expenses	(10,990)	(6,300)
General and administrative expenses	(11,070)	(8,229)
Exploration expenses	(125)	(168)
Other operating income	5,865	1,698
Other operating expenses	(294)	(1,285)

Operating profit (loss)	51,199	(21,688)

Interest income	4	142
Interest expense	(12,399)	(9,569)
Other financial results	(6,396)	215

Financial results, net	(18,791)	(9,212)

Profit/ (Loss) before income tax	32,408	(30,900)

Current income tax (expense)	(16,224)	(271)
Deferred income tax (expense)	(10,679)	(8,032)

Income tax expense	(26,903)	(8,303)

Net profit/(loss) for the year/ period	5,505	(39,203)

Other comprehensive loss	(1,162)	(168)

Total comprehensive profit/(loss) for the period	4,343	(39,371)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2021	For the period from April 1st to June 30, 2020
Net profit / (loss) for the period	5,505	(39,203)
Adjustments to reconcile net cash flows provided by (used in) operating activities:
Items related with operating activities:
Allowances for expected credit losses	29	(36)
Net changes in foreign exchange rate	(1,411)	2,696
Unwinding of discount on asset retirement obligation	613	811
Net increase in provisions	153	(143)
Interest expense on lease liabilities	234	354
Discount of assets and liabilities at present value	390	1,165
Share-based payments	2,627	2,464
Employee benefits	43	90
Income tax expense	26,903	8,303

Items related with investing activities:
Depreciation and depletion	50,187	29,880
Amortization of intangible assets	829	568
Gain from farmout agreement	(4,525)	—
Interest income	(4)	(142)
Change in the fair value of financial assets	(141)	(1,632)

Items related with financing activities:
Interest expenses	12,399	9,569
Changes in the fair value of Warrants	1,283	(4,071)
Amortized costs	705	606
Remeasurements in borrowing	4,927	—

Changes in working capital:
Trade and other receivables	26,161	13,789
Inventories	(1,761)	4,018
Accounts payable and other payables	3,197	(1,955)
Payments of employee benefits	(68)	(198)
Salaries and social security payable	1,529	1,803
Other taxes and royalties payable	(11,483)	(4)
Provisions	(689)	(370)
Income tax payment	(1,642)	(1,735)

Net cash flows generated by operating activities	115,990	26,627

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment	(84,898)	(24,902)

Payments for acquisition of other intangible assets	(650)	(143)
Cash received by farmout agreement	5,000	—
Proceeds from interest received	4	142

Net cash flows (used in) investing activities	(80,544)	(24,903)

Cash flows from financing activities
Proceeds from borrowings	78,254	16,828
Payments of borrowing´s cost	(747)	(12)
Payments of borrowing´s principal	(30,556)	—
Payments of borrowing´s interests	(5,834)	(2,389)
Payments of lease	(2,138)	(1,557)

Net cash flows generated by financing activities	38,979	12,870

	For the period from April 1st to June 30, 2021	For the period from April 1st to June 30, 2020
Net increase in cash and cash equivalents	74,425	14,594
Cash and cash equivalents at the beginning of the period	163,237	202,122
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents	(1,152)	1,600
Net increase in cash and cash equivalents	74,425	14,594

Cash and cash equivalents at the end of the period	236,510	218,316

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBTU: US Dollars per million British thermal unit

•	$/ton: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	CNG: Compressed natural gas
•	CO2e: Carbon dioxide equivalent

•	ESG: Environmental, Social and Governance

•	GHG: Greenhouse gases

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

•	Mts: meters

•

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBTU for a four-year term as of January 1, 2021.

•	TED: Total effective days – days in which shale oil wells were producing

•	TRIR: Total Recordable Incident Rate

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaoilandgas.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.4166.9000